Exhibit 99.1


                                  RISK FACTORS

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN PROFITABLE OPERATIONS.

         We have incurred net losses since our formation in June 2002, including net losses of $747,675, $3,242,109 and $3,515,954 for the period of inception through December 31, 2002 and the years ended December 31, 2003 and 2004, respectively. Additionally, losses are continuing to date. Our ability to achieve profitable operations is dependent upon, among other things, our ability to obtain sufficient government contracts and to complete the development of products based on our technologies. We cannot assure you that we will be able to significantly increase our revenues or achieve and maintain profitability.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP NEW TECHNOLOGIES AND APPLICATIONS THAT ADDRESS THE NEEDS OF OUR MARKETS.

     Both our defense and commercial markets are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

     o    identify emerging technological trends in our target markets;

     o    develop and maintain competitive products;

     o    enhance our products by improving  performance  and adding  innovative
          features   that   differentiate   our  products   from  those  of  our
          competitors;

     o develop and manufacture and bring products to market quickly at cost-effective prices; and

     o meet scheduled timetables for the development, certification and delivery of new products.

     We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial and engineering resources. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new technology. Due to the design complexity of our products, we may in the future experience delays in completing development and introduction of new products. Any delays could result in increased costs of development, deflect resources from other projects or loss of contracts. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technologies which gain market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete or create significant price competition. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

WE DEPEND ON THE U.S. GOVERNMENT FOR SUBSTANTIALLY ALL OF OUR SALES, AND THE LOSS OF THIS RELATIONSHIP OR A SHIFT IN GOVERNMENT FUNDING COULD HAVE SEVERE CONSEQUENCES ON OUR PROSPECTS AND FINANCIAL CONDITION.

     Approximately 100% and 99% of our net sales in 2003 and 2004, respectively, and were to the U.S. Government and U.S. Government contractors. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government would significantly reduce our revenues. Our U.S. Government programs must compete with programs managed by other defense contractors for a limited number of programs and for uncertain levels of funding. The development of our business will depend upon the continued willingness of the U.S. government agencies to fund existing and new defense programs and, in particular, to continue to purchase our products and services. Although defense spending in the United States has recently increased, further increases may not continue and any proposed budget or supplemental budget request may not be approved. In addition, the U.S. Department of Defense may not continue to focus its spending on technologies that we incorporate in our products.

     Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government which may be at our expense and are likely to continue these efforts in the future. The U.S. Government may choose

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to use other defense contractors for its limited number of defense programs.  In addition, the funding of defense programs also competes with non-defense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for the size and structure of Ionatron. A shift in Government defense spending to other programs in which we are not involved or a reduction in U.S. Government defense spending generally could have severe consequences for our results of operations.

THE U.S. GOVERNMENT MAY TERMINATE OR MODIFY OUR EXISTING CONTRACTS, WHICH WOULD ADVERSELY AFFECT OUR REVENUE.

     There are inherent risks in contracting with the U.S. Government, including risks peculiar to the defense industry, which could have a material adverse effect on our business, financial condition or results of operations. Laws and regulations permit the U.S. Government to:

     o    terminate contracts for its convenience;

     o    reduce  or  modify   contracts  if  its   requirements   or  budgetary
          constraints change;

     o cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

     o    shift its spending practices; and

     o adjust contract costs and fees on the basis of audits done by its agencies.

     If the U.S. Government terminates our contracts for convenience, we may only recover our costs incurred or committed for settlement expenses and profit on work completed before the termination. Additionally, most of our backlog could be adversely affected by any modification or termination of contracts with the U.S. Government or contracts the prime contractors have with the U.S. Government. The U.S. Government regularly reviews our costs and performance on its contracts, as well as our accounting and general business practices. The U.S. Government may reduce the reimbursement for our fees and contract-related costs as a result of an audit. We can give no assurance that one or more of our Government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new Government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

OUR BUSINESS IS SUBJECT TO VARIOUS RESTRICTIVE LAWS AND REGULATIONS BECAUSE WE ARE A CONTRACTOR AND SUBCONTRACTOR TO THE U.S. GOVERNMENT.

     As a contractor and subcontractor to the U.S. Government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to run our business as it is currently conducted. New or more stringent laws or government regulations concerning government contracts, if adopted and enacted, could have a material adverse effect on our business.

     Generally,   government  contracts  are  subject  to  oversight  audits  by government representatives. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention from regular operations. Our government business is also subject to specific procurement regulations and a variety of socio-economic and other requirements. These requirements, although customary in government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to:

     o    procurement integrity;

     o    export control;

     o    government security regulations;

     o    employment practices;

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     o    protection of the environment;

     o    accuracy of records and the recording of costs; and

     o    foreign corruption.

     Any of these factors, which are largely beyond our control, could also negatively impact our financial condition. We also may experience problems associated with advanced designs required by the government, which may result in unforeseen technological difficulties and cost overruns. Failure to overcome these technological difficulties and the occurrence of cost overruns would have a negative impact on our results.

IF WE FAIL TO WIN COMPETITIVELY AWARDED CONTRACTS IN THE FUTURE, WE MAY EXPERIENCE A REDUCTION IN OUR SALES, WHICH COULD NEGATIVELY AFFECT OUR PROFITABILITY.

     Our North Star subsidiary obtains many of its U.S. Government, U.S. Government subcontractor and commercial contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

     o    the frequent  need to bid on programs in advance of the  completion of
          their   design   (which   may  result  in   unforeseen   technological
          difficulties and cost overruns);

     o the substantial time and effort, including the relatively unproductive design and development required to prepare bids and proposals, spent for competitively awarded contracts that may not be awarded to us;

     o    design complexity and rapid technological obsolescence; and

     o    the constant need for design improvement.

     Our government contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending or other factors.

COMPETITION WITHIN OUR MARKETS MAY REDUCE OUR PROCUREMENT OF FUTURE CONTRACTS AND OUR SALES.

     The defense and commercial industries in which we operate are highly competitive. Our future competitors may range from highly resourceful small concerns, which engineer and produce specialized items, to large, diversified firms and defense contractors.. Many of our potential competitors have more extensive or more specialized engineering, manufacturing and marketing capabilities and greater financial resources than we do. Consequently, these competitors may be better suited to take advantage of economics of scale and devote greater resources to develop new technologies. There can be no assurance that we can continue to compete effectively with these firms. In addition, some of our suppliers [and customers] could develop the capability to manufacture products similar to products that we are developing. This would result in them competing directly which could significantly reduce our revenues and seriously harm our business.

     There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share or seriously harm our business.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUES FROM A LIMITED NUMBER OF CONTRACTS. THEREFORE, OUR REVENUES WILL BE ADVERSELY AFFECTED IF WE FAIL TO RECEIVE RENEWAL OR FOLLOW-ON CONTRACTS.


     Renewal and follow-on contracts are important because our contracts are typically for fixed terms. These terms vary from shorter than one year to multi-year, particularly for contracts with options. The typical term of our contracts with the U.S. government is between one and two years. The loss of revenues from our possible failure to obtain renewal or follow-on contracts may be significant because our U.S. government contracts account for a substantial portion of our revenues.

OUR PRODUCTS MAY FAIL TO PERFORM SATISFACTORILY IN FIELD TESTS AT VARIOUS STAGES OF DEVELOPMENT.

     Our government customers typically field test our products at various stages of development. Although we believe our technologies will perform their ultimately intended applications, many of our products have not been completed to date. Our success will ultimately depend upon our products meeting

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performance  criteria  established  by our  customers.  Failure  of a product to perform satisfactorily in a field test could result in delay of product development, cost overruns or even termination of the contract, any of which could materially effect the development of such product and our prospects, revenues and final condition.

WE DEPEND ON COMPONENT AVAILABILITY, SUBCONTRACTOR PERFORMANCE AND OUR KEY SUPPLIERS TO MANUFACTURE AND DELIVER OUR PRODUCTS AND SERVICES.

     Our manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, we depend in part upon subcontractors to assemble major components and subsystems used in our products in a timely and satisfactory manner. If these contract manufacturers are not willing to contract with us on competitive terms or devote adequate resources to fulfill their obligations to us, or we do not properly manage these relationships, our existing customer relationships may suffer. In addition, by undertaking these activities, we run the risks that

     o the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control and quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating costs; and

     o our competitiveness may be harmed by the failure of our contract manufacturers to develop, implement or maintain manufacturing methods appropriate for our products and customers.


     Moreover, because most of our contracts are with Governmental agencies, we may be limited in the third parties, we can engage as component manufacturers.

     We are dependent for some purposes on sole-source suppliers. If any of these sole-source suppliers fails to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily and timely complete our obligations under government and other contracts. This might result in reduced sales, termination of one or more of these contracts and damage to our reputation and relationships with our customers. We cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all.

BECAUSE THE MANUFACTURING PROCESS OF OUR PRODUCTS IS HIGHLY COMPLEX, ERRORS, CHANGES OR UNCERTAINTIES COULD DISRUPT PRODUCTION.

     The manufacture of our products involve highly complex and precise processes, requiring production in a highly controlled and clean environment. Inadvertent or slight changes or uncertainties in our manufacturing processes, errors or use of defective or contaminated materials, our ability to achieve, disrupt and delay production and affect product reliability.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A NEGATIVE AUDIT BY THE U.S. GOVERNMENT.

     U.S. Government agencies such as the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

OUR BACKLOG IS SUBJECT TO REDUCTION AND CANCELLATION.

     Backlog represents products or services that our customers have committed by contract to purchase from us, our total funded backlog as of December 31, 2004 was approximately $2.9 million. Backlog is subject to fluctuations and is not necessarily indicative of future sales. Moreover, cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog could result in lower revenues.

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WE DEPEND ON THE  RECRUITMENT  AND  RETENTION  OF QUALIFIED  PERSONNEL,  AND OUR
FAILURE TO ATTRACT AND RETAIN SUCH PERSONNEL COULD SERIOUSLY HARM OUR BUSINESS.

     Due to the specialized nature of our businesses, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

BECAUSE MANY OF OUR CONTRACTS AND PROJECTS ARE CLASSIFIED FOR NATIONAL SECURITY REASONS, WE MAY NOT BE ABLE TO PROVIDE IMPORTANT INFORMATION TO THE PUBLIC.

     To date, substantially all of our revenues have been derived from contracts which are classified by the U.S. Government for national security reasons. Therefore, we are prohibited from filing these contracts as exhibits to our SEC reports, registration statements and filings or provide more than the summary information that we provide in our reports, registration statements and other filings the SEC and in our press releases. Accordingly, investors may not have important information concerning our businesses and operations with which to make an informed investment decision.

THE U.S. GOVERNMENT'S RIGHT TO USE TECHNOLOGY DEVELOPED BY US LIMITS OUR INTELLECTUAL PROPERTY RIGHTS.

     We seek to protect the competitive benefits we derive from our patents, proprietary information and other intellectual property. However, we do not have the right to prohibit the U.S. government from using certain technologies developed or acquired by us or to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. Government contracts. We are free to commercially exploit those government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you we could successfully do so,

     We are subject to government regulation which may require us to obtain additional licenses and could limit our ability to sell our products outside the United States.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD AFFECT OUR ABILITY TO COMPETE.

     Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We hold a number of United States and patent applications, as well as trademark, and registrations which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents or future patent applications and other intellectual property will not be challenged, invalidated or circumvented by third parties. In some instances, we have augmented our technology base by licensing the proprietary intellectual property of others. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies. Moreover, the protection provided to our intellectual property by the laws and courts of foreign nations may not be as advantageous to us as the remedies available under United States law.

WE MAY FACE CLAIMS OF INFRINGEMENT OF PROPRIETARY RIGHTS.

     There is a risk that a third party may claim our products infringe on their proprietary rights. Whether or not our products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them. If any claims or actions are asserted against us, we may be required to modify our products or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

OUR OPERATIONS EXPOSE US TO THE RISK OF MATERIAL ENVIRONMENTAL LIABILITIES.

     We are also subject to increasingly stringent laws and regulations that impose strict requirements for the proper management, treatment, storage and disposal of hazardous substances and wastes, restrict air and water emissions from our testing and manufacturing operations, and require maintenance of a safe workplace, These laws and regulations can impose substantial fines and criminal sanctions for violations, and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We incur,

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and expect to continue to incur,  substantial  capital  and  operating  costs to comply with these laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs in the future that would have a negative effect on our financial condition or results of operations.

THE UNPREDICTABILITY OF OUR RESULTS MAY HARM THE TRADING PRICE OF OUR SECURITIES, OR CONTRIBUTE TO VOLATILITY.

     Our operating results may vary significantly over time for a variety of reasons, many of which are outside of our control, and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:

     o    the size and timing of contract receipt and funding;

     o    changes in U.S. Government policies and government budgetary policies;

     o    termination or expiration of a key government contract;

     o our ability and the ability of our key suppliers to respond to changes in customer orders;

     o    timing  of  our  new  product   introductions   and  the  new  product
          introductions of our competitors;

     o    adoption of new technologies and industry standards;

     o competitive factors, including pricing, availability and demand for competing products fluctuations in foreign currency exchange rates;

     o conditions in the capital markets and the availability of project financing;

     o    regulatory developments;

     o    general economic conditions;

     o    changes in the mix of our products;

     o    cost and availability of components and subsystems; and

     o    price erosion.

OUR MANAGEMENT HOLDS A MAJORITY OF OUR OUTSTANDING VOTING STOCK AND HAS CONTROL OVER SHAREHOLDER MATTERS.

     Our management own approximately 65.3% of our outstanding common stock. Accordingly, they can exert significant influence over matters, which require stockholder vote, including the election of directors, amendments to our Certificate of Incorporation or approval of the dissolution, merger, or sale of Ionatron, our subsidiaries or substantially all of our assets. This concentration of ownership and control by management could delay or prevent a change in our control or other action, even when a change in control or other action might be in the best interests of other stockholders.

A LARGE NUMBER OF SHARES OF OUR COMMON STOCK COULD BE SOLD IN THE MARKET IN THE NEAR FUTURE, WHICH COULD DEPRESS OUR STOCK PRICE.

     As of March 3, 2005, we had outstanding approximately 70.9 million shares of common stock. A substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, having been held by their holders for over two years and are eligible for sale under Rule 144(k). There are currently outstanding options to purchase approximately 3.4 million shares of our common stock, most of which have an average exercise price of substantially below our current market price. To the extent any of our options are exercised, your percentage ownership will be diluted and our stock price could be further adversely affected. Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares..

PROVISIONS OF OUR CORPORATE CHARTER DOCUMENTS COULD DELAY OUR PREVENT CHANGE OF CONTROL.

     Our Certificate of Incorporation authorizes our board of directors to issue up to 1,000,000 shares of "blank check" preferred stock without shareholder approval, in one or more series and to fix the dividend rights, terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges, and restrictions applicable to each new series of preferred stock. In addition, our Certificate

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of  Incorporation  divides our board of directors  into three  classes,  serving staggered three-year terms. At least two annual meetings, instead of one, will be required to effect a change in a majority of our board of directors We also have a rights agreement, commonly known as a "poison pill" in place which provides that in the event an individual or entity becomes a beneficial holder of 12% or more of the shares of our capital stock, without the approval of the board of directors, our other stockholders shall have the right to purchase shares of our (or in some cases the acquiror's) common stock from us at 50% of its then market value. The designation of preferred stock in the future, the classification of our board of directors, its three classes and the rights agreement could make it difficult for third parties to gain control of our company, prevent or substantially delay a change in control, discourage bids for our common stock at a premium, or otherwise adversely affect the market price of our common stock.

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